Exhibit 6.12

ROYALTY OPTION AGREEMENT

This Royalty Option Agreement (“Agreement”) is entered into as of April 27, 2022, by and between RoyaltyTraders LLC DBA SongVest of 1053 East Whitaker Mill Rd. Suite 115, Raleigh, NC 27604, a limited liability company (“SongVest”), and Dean McIntosh of 36A Bonnington Square, SW8 1TQ, London, United Kingdom (“Seller”) and, collectively with SongVest, the “Parties”).

WHEREAS, Seller is granting to SongVest an exclusive option to enter into the Transaction, which option shall be deemed exercised in the event the Option Threshold is satisfied.

WHEREAS, Subject to the satisfaction of the Option Threshold hereunder, Seller will sell to SongVest the right to receive Royalties deriving from the Portfolio during the Royalty Periods (as listed on Schedule A), and SongVest will issue proceed right units (each a “Unit” and collectively the “Proceed Rights”) to a third party investor (the “Investor”) in and to such Royalties via the SongVest website (the “Site”) as further set forth herein (collectively, the “Transaction”).

WHEREAS, the Parties desire to memorialize their agreement regarding the Royalties to be paid by Seller to SongVest in exchange for the payment of the Purchase Price to Seller.

NOW, THEREFORE, the Parties hereby agree as follows:

Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Assets” means the assets contained in the Portfolio (e.g., musical compositions) as listed on Schedule A attached hereto and made a part hereof.

“Auction Period” means the dates during which the Test the Waters Auction is held and ending on the last day of the Test the Waters Auction.

“Compositions” means those musical compositions the titles of which are set forth on Schedule A.

“Distributor” means any third-party distributor, including a record label or online digital distribution company, that distributes master recordings embodying the Compositions.

“Fees and Expenses” means the fees and expenses, including Anticipated Fees, incurred by SongVest for its time and effort to place the Proceed Rights into the Offering and market the Units and Proceed Rights to the general public. Fees and Expenses include, without limitation, legal and other regulator costs related to completing the Offering memorandum and closing. Anticipated Fees are outlined in Schedule B, though actual Fees and Expenses may differ.

“Offering” means the offering held by SongVest via the Site wherein the Investor is issued the Units and Proceed Rights.

“Option Threshold” means an amount equal to the Purchase Price that has been raised and secured by SongVest through the Offering. For the avoidance of doubt, if SongVest does not secure an amount equal to or in excess of the Option Threshold, through the Offering, the Option Threshold will not be deemed satisfied.

“Percentage Interest” means the percentage of Seller’s revenue that SongVest is entitled to receive from the Seller with respect to the Revenue Sources, whereunder the Agreement the Percentage Interest is fifty percent (50%).

“Portfolio” means the portfolio of Assets as set forth on Schedule A.

“PRO” means Seller’s public performance organization.

“Publisher’s Share” means Seller’s so-called “publisher’s share” of all royalties paid by Sony/ATV Music Publishing.

“Purchase Price” means the final purchase price for the Royalties by SongVest from the Investor as set forth on Schedule A.

“Revenue Sources” means those sources of revenue earned and received by Seller and from which the Royalties are derived from the Assets, which include only the revenue derived from Streaming of the Compositions set forth on Schedule A, (a) Streaming revenue

“Royalty Period” means, with respect to the Royalties, the period commencing with the initial payment of the Royalties to the Investor and ending on such date as set forth in Schedule A.

“Royalties” means the portion of royalties payable to SongVest in connection with the Portfolio that derive from the Revenue Sources based on the Percentage Interest.

“Royalty Interest” means the percentage of the Royalties that SongVest is entitled to as set forth in Schedule A based on the Percentage Interest

“Seller Agreements” means those agreements between Seller and third parties, including Artists, wherein Seller is entitled to receive the Percentage Interest of all Assets.

“Streaming” means and shall be calculated as follows: (a) the gross revenue derived from the Portfolio (i.e., solely from the use of the Compositions embodied in the master recordings) from all digital streaming platforms (e.g., Spotify) and reported by any source (digital service providers, Sound Exchange, Distributor or other companies collecting streaming income on the Portfolio), divided by (b) the percentage of Royalties (i.e. Units) being paid by Seller hereunder.

“Term” means the term of this Agreement, which Term shall commence on the date of signature of this Agreement and continue until the earlier of (a) the date that the Option Threshold is deemed to not be satisfied and (b) the date that all Royalties payable during the Royalty Period have been paid to SongVest. For the avoidance of doubt, in the event the Option Threshold has been satisfied, SongVest’s option to enter into the Transaction shall be deemed exercised and the Term shall continue through the date that all Royalties payable hereunder have been paid to SongVest.

“Test the Waters Auction” is a means in which SongVest may hold a pre-auction at SongVest.com website, where individuals can bid, through a second-price auction process. SongVest will use this process to gauge interest in the auction to help us finalize the number of shares and price per share of the Units.

1. Transaction/Offering.

a.	Seller hereby grants to SongVest the exclusive right during the Term to conduct the Offering, and at SongVest’s discretion, a Test The Waters Auction prior thereto via the Site for the Auction Period. Upon the conclusion of the Offering, and solely in the event the Threshold Option is satisfied, SongVest’s option to enter into the Transaction shall be deemed exercised and Seller shall irrevocably assign, grant and convey the rights to the Royalties to SongVest for the entire duration of the Royalty Period.

b.	As between SongVest and Seller, SongVest shall be solely responsible for the payment of the Proceed Rights to the Investor from the Royalties received from Seller hereunder throughout the Royalty Period. Seller shall execute the irrevocable notice of assignments (the “Direction Letters”) attached hereto as Exhibit “A,” in which Seller will direct Distributors, Publisher and the PRO, as applicable, and shall direct any other third party publisher or Revenue Source, to pay directly to SongVest fifty percent (50%) of the Royalties. The Direction Letter shall remain in full effect, is irrevocable, and Seller shall never attempt to modify the terms of the Direction Letter or notify a Publisher or PRO that the Royalties should no longer be directed to SongVest. Seller shall also execute any other document as a Publisher, PRO or SongVest may require to assure such assignment. Notwithstanding the foregoing, in no event shall Seller be liable for any failure of Publisher or PRO to pay pursuant to the Direction Letter, provided however Seller shall use best efforts to enforce all its rights and remedies in connection therewith.

c.	Promptly upon the conclusion of the Offering and receipt of the full Purchase Price therefore, SongVest will pay the full Purchase Price to Seller.

d.	Notwithstanding the foregoing or anything herein to the contrary, in the event the Threshold Option is not satisfied (i.e., the full Purchase Price is not secured during the Offering), no rights to Royalties or any other revenue or property of Seller’s shall transfer to SongVest hereunder, SongVest’s option to enter into the Transaction shall be waived, and the Term of this Agreement shall terminate.

2. Royalties. In consideration of the Purchase Price paid to Seller hereunder, during the Royalty Period, Seller hereby agrees to pay (or cause the applicable Publisher or PRO to direct payment of) a percentage equal to the Royalty Interest of all Royalties from the following Revenue Sources, as applicable hereunder, in connection with the Portfolio as follows:

a.	Compositions: Revenue earned by Seller in connection with the exploitation of the Compositions in the Portfolio, will be paid at the Percentage Interest and for the applicable Revenue Sources (e.g., Streaming only) as set forth in Schedule A. Revenue shall be determined by reference to the royalty statements from the royalties and other income paid to Seller for the applicable month, calendar quarter or bi-yearly, as applicable, which shall be conclusive and binding upon the Parties, absent manifest error. Notwithstanding anything contained herein to the contrary, in no event will SongVest be entitled to receive payment for a Royalty Interest and Percentage Interest from the same assets within the Portfolio.

b.	Additional Assets: Revenue earned by Seller from the Revenue Sources in connection with additional Assets as listed in Schedule A, if any, will be paid to SongVest and will be calculated on the Percentage Interest on Schedule A.

c.	Accounting:

i.	Other than those Royalties paid directly to SongVest via the Direction Letters, or, otherwise in the event any third-party Distributor, Publisher or PRO fails to account to SongVest directly, Seller shall account to SongVest via a statement and pay all Royalties earned during such period no later than sixty (60) days after each June 30 and December 31 of every calendar year. All payments shall be made to SongVest once received via wire transfer of immediately available funds pursuant to SongVest’s written instructions for same. In the event Seller conducts an audit of any of its distributor’s, publishers, PRO’s or licenses books and records regarding the exploitation of any Asset in the Portfolio at any time during the Term, Seller shall notify SongVest thereof and allow SongVest to participate in such audit, subject to approval by such entity to be audited solely as it relates to sales of Portfolio Assets. In the event Seller receives any proceeds or awards from any such audit or other claim relating to the Portfolio, Seller will immediately notify SongVest thereof and pay to SongVest its proportionate share of the proceeds (subject to a deduction therefrom of Seller’s actual, verifiable costs in conducting such audit or claim).

ii.	At any time within two (2) years after any statement is rendered to SongVest hereunder, SongVest shall have the right to, upon thirty (30) days written notice, examine Seller’s books and records with respect to such statement connected to the Portfolio. Such examination shall be at SongVest’s sole cost and expense, by a certified public accountant or other qualified representative designated by SongVest. Such examination shall be made during Seller’s usual business hours at the place where Seller maintains the books and records which relate to the Portfolio, and which are necessary to verify the accuracy of the statement. Seller shall have no obligation to produce such books and records more than once with respect to each statement rendered to SongVest. Unless notice shall have been given to Seller as provided hereinabove, each royalty statement rendered to SongVest shall be final, conclusive, and binding on SongVest and shall constitute an account stated. SongVest shall be foreclosed from maintaining any action, claim or proceeding against Seller in any forum or tribunal with respect to any statement or accounting rendered hereunder unless such action, claim or proceeding is commenced against Company in a court of competent jurisdiction within eighteen (18) months after the date such statement or accounting is rendered.

3. Seller’s Representations, Warranties and Covenants. The Parties hereby represents, warrants, and covenants that as of the date hereof:

a.	Seller: (i) owns the Royalties free and clear of any mortgage, pledge, lien, charge, security interest, encumbrance, restriction or adverse claim of any nature whatsoever (collectively, “Liens”), other than any tax obligation that Seller must satisfy in connection with the purchase and sale of the Royalties hereunder, (ii) is not aware of any Liens being asserted against the Royalties, (iii) has not consented to the imposition of any Liens on the Royalties and (iv) has not sold, assigned, transferred or otherwise encumbered any of Seller’s rights in the Royalties to any person or entity other than SongVest;

b.	Seller is competent to enter into (and understands the terms of) this Agreement and has been represented by tax and accounting advisors and legal counsel in the negotiation and execution of this Agreement, or knowingly waived Seller’s right to do so;

c.	Seller intends to (and shall) fully and timely satisfy all tax obligations of Seller flowing from this Agreement from the proceeds Seller receives from SongVest hereunder;

d.	The Parties shall indemnify, defend and hold harmless each other and their respective, agents, attorneys, employees, officers, directors, successors and assigns (collectively, the Indemnified Parties”) from and against all third party claims, losses, damages, penalties, judgments, lawsuits and all related costs and expenses of any nature (including legal fees and costs) (collectively, “Costs”) which may be incurred by or asserted against any of the Indemnified Parties and reduced to a final non-interlocutory judgment rendered by a court of competent jurisdiction, arising out of, related to, or in connection with, this Agreement or any rights assigned or granted to SongVest hereunder, the Compositions or other Assets (or any of them), any obligations by SongVest to pay Investors, any violations of any FTC or securities regulations or laws including any SEC rules, regulations in connection with the transactions contemplated hereunder or any breach or alleged breach by either Party of the Party’s obligations, agreements, covenants, representations and/or warranties in this Agreement.

e.	Seller has all necessary right, power, legal capacity and authority, and all necessary actions on the part of Seller (including action required to be taken by Seller’s officers, directors, shareholders, trustees, executors or representatives) have been duly and validly taken to authorize Seller: (i) to own the Royalties; (ii) to sell, assign and transfer the Royalties as provided herein; (iii) to effectuate the execution and delivery of this Agreement; (iv) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (v) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. To Sellers best knowledge and belief, there are no approvals or consents of any persons or entities other than Seller are necessary in connection therewith, including, without limitation, any approval or consent by any co-writers or owners of the Assets or any third-party publishers or PRO’s. SongVest has all necessary right, power, legal capacity and authority to (i) sell, market (directly or indirectly) advertise or promote securities as that term is understood by the U.S. Securities and Exchange Commission (SEC) including any related to the Portfolio, (ii) to effectuate the execution and delivery of this Agreement; (iii) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (iv) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. This Agreement is legal, valid, and binding upon the Parties and is enforceable in accordance with its terms.

f.	As of the date of execution of this Agreement, Seller has no outstanding, unrecouped, and /or unearned advances in respect of or affecting the Royalties and, at no time during the Term will Seller enter into any agreement affecting the payment of Royalties hereunder, including, without limitation, any agreement whereby Seller receives any advance or other monies that are recoupable from (or otherwise reduce) Royalties payable hereunder.

g.	All federal, state, and local taxes accrued or owing to and including the date of execution of this Agreement arising out of or in connection with the Royalties, including without limitation any sales or transfer taxes resulting from the transaction contemplated herein, if any, have been or will be paid or caused to be paid by Seller. The Royalties are free and clear of any and all liens, charges, mortgages, pledges, claims, encumbrances, obligations or liabilities of any kind or nature whatsoever whether accrued, absolute, contingent or otherwise.

h.	Throughout the entire Term, Seller shall use its best efforts to ensure that Seller continuously pays Royalties, causes the exploitation through all channels of the Assets contained in the Portfolio, promotes, markets, and advertises the Portfolio, and that the entire Portfolio shall remain in Seller’s control and in no event shall any portion thereof be deleted therefrom unless same is the subject of any bona-fide dispute with any of Seller’s distributors, Publishers, or PRO. Further, Seller shall not, at any time during the Royalty Period, sell, assign, transfer or otherwise dispose of any Asset contained in the Portfolio (or any portion thereof). The foregoing restriction shall not apply to any of Sellers’s distributors, Publishers, or PRO’s, provided Seller shall provide written notice to SongVest of any sale by the foregoing promptly upon receiving notice from such third parties.

i.	Seller has not assigned, pledged, or otherwise transferred or encumbered the rights in the Royalties or any other rights being granted hereunder and has not and will not grant any rights or incur any obligations that are inconsistent with the rights granted herein or Seller’s obligations under this Agreement.

j.	The Parties will maintain the power, right and authority to always perform its obligations hereunder during the Term, including the obligation to commercially exploit each Composition as set forth in Schedule A.

4. Exploitation. At all times throughout the Term, Seller shall continuously exploit, or authorize third parties to continue to exploit, the Compositions throughout the world and to the extent Seller controls any master recordings embodying Compositions (the “Masters”), maintain worldwide distribution of such Masters via Seller’s current Distributors. Without limiting the generality of the foregoing, Seller agrees that Seller shall not, prior to the expiration of the Term, attempt to remove, move, re-direct or disassociate (each a “change”) all or any of the Assets in the Portfolio from any Publisher or Distributor or any other organization or entity paying Royalties to SongVest hereunder. In addition, Seller covenants and agrees that Seller: (a) will not voluntarily terminate Seller’s affiliation or membership agreements with the PRO (“Seller’s Affiliation Agreements”), (b) will use Seller’s best efforts to avoid any involuntary termination of Seller’s Affiliation Agreements, and (c) will register with the PRO each and every Composition which, prior to the expiration of the Term is commercially exploited or is approved for or licensed for commercial exploitation. Notwithstanding the foregoing, Seller agrees that if, prior to the expiration of the Term, Seller is required by law to change all or any of the product in the Portfolio from its Publishers, PRO or Distributors or any other organization or entity that is paying Royalties to SongVest (or otherwise desires to make such change), Seller agrees to notify, in writing, SongVest at least sixty (60) days in advance of said change. Such notice shall include the titles of the Portfolio which shall be the subject matter of such change, and the particular change to be made. Seller further agrees to cooperate with SongVest and take whatever actions are necessary, complete and execute any necessary paperwork, documents and instruments and submit same to the new distributor or publisher so that the entire grant and assignment agreed upon in this Agreement shall continue to be paid to SongVest, if required, uninterruptedly. If Seller fails to notify SongVest such that SongVest cannot obtain the Royalties due SongVest per this Agreement within sixty (60) days after any change, or, if for any other reason SongVest is no longer able to receive the Royalties (or a portion thereof), Seller agrees to immediately compensate SongVest one hundred percent (100%) of the Purchase Price plus ten percent (10%) interest compounded annually from the date of full execution hereof in addition to the royalty payments due hereunder. Seller agrees that any royalties collected by Seller which should have been paid to SongVest per this Agreement will be paid directly to SongVest by Seller within fifteen (15) days after Seller’s receipt thereof. Any delay in settlement of royalties due SongVest will be subject to payment of interest at a rate of two percent (2%) per month. In the event SongVest requires that Royalties be paid to SongVest directly from the applicable Distributor, Seller agrees to execute and deliver to Distributor the letter of direction attached hereto as Exhibit A immediately upon notice thereof by SongVest.

5. Successors & Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors and administrators. Neither party may assign any of its rights hereunder; provided, however, that SongVest may assign this Agreement or any of its rights hereunder to a third party which agrees to assume SongVest’s obligations hereunder.

6. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6):

If to SongVest:	RoyaltyTraders, LLC
1053 East Whitaker Mill Road, Suite 115
Raleigh, NC 27604
Attn.: President

7. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, USA (without regard to its conflicts of law doctrines) as if this Agreement were entered into and wholly to be performed therein. All actions arising out of or relating to this Agreement shall be brought in the State or Federal courts in Davidson County, Tennessee, and the parties hereby submit to the jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs insured in such action or proceeding in addition to any other relief to which such party may be entitled.

8. Entire Agreement; Modifications; Headings. This Agreement constitutes the entire understanding between the Parties with respect to the transactions contemplated herein and supersede all other agreements and understandings between the Parties; provided, however, that in the event of any conflict, the terms of this Agreement shall prevail. No modification of this Agreement shall be valid unless in writing and signed by both Parties. The titles and headings of the various articles and sections in this Agreement are intended solely for convenience of reference and are not intended for any other purpose whatsoever or to explain, modify, or place any construction on any of the provisions of this Agreement.

9. Third-Party Beneficiary. The Parties acknowledge and agree that the Investor is an intended third-party beneficiary of this Agreement and, therefore, that the Investor may enforce its terms directly, provided however nothing contained herein shall give Investor the right to sue Seller other than for ‘s Distributor, Publisher, or PRO

10. Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signatures to be provided on following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement under seal (each Party adopting the word “SEAL” as its true and lawful seal) as of the date first set forth above.

SongVest:

RoyaltyTraders LLC

	By:	/s/ Sean Peace
(SEAL)
	Name:	Sean Peace

	Title:	Founder/CEO

Seller:

DEAN MCINTOSHH

	By:	/s/ Dean McIntosh
(SEAL)
	Name:	Dean McIntosh

	Title:	Seller

SCHEDULE A

PORTFOLIO/ REVENUE SOURCES/ PERCENTAGE INTERESTS

1. Royalty Period – Commencing on Apr 29 2022 15:00 EDT and ending on the expiration of copyright.

2. Assets – The following are the types of Assets contained in the Portfolio:

Compositions

TITLE	ISWC CODE	SELLER’S % INTEREST
RUNNIN (LOSE IT ALL)	T9177871066	50% Publisher’s Share

3. Percentage Interests – The Percentage Interest in Seller’s Revenue Sources is Fifty percent (50%).

4. Revenue Sources – The Revenue Sources from exploitations of Assets are as follows:

A.	Type:

Streaming

B.	Share:

Publisher’s Share

5. Distributors – Seller’s current Distributors, PROs and Publishers of Assets:

SONY ATV MUSIC PUBLISHING

6. Purchase Price and Royalty Interest– The Purchase Price shall be equal to either (i) the “Minimum” set forth below; (ii) the “Maximum” set forth below; or (iii) a number in between the “Minimum” and “Maximum” set forth below:

●	Minimum : $[111,325.00], which shall entitle SongVest to 25% Royalty Interest in the Royalties(1)

●	Maximum : $[222,650.00], which shall entitle SongVest to a 50% Royalty Interest in the Royalties(1)

(1)	For any Purchase Price that falls between the Minimum or Maximum amounts set forth above, the Royalty Interest in the Royalties to which SongVest shall be entitled will be calculated by multiplying the Purchase Price by a fraction, for which the numerator shall be the Purchase Price, and the denominator shall be the Maximum amount set forth above.

Sch. A-1

Schedule B: FEES AND EXPENSES

SongVest intends to collect a fee equal to approximately 16% of the Purchase Price as compensation for its role in facilitating the Transaction. The Purchase Price agreed to by the Sellers herein is not reduced by the aforementioned fee. SongVest may elect to forego this additional fee in its sole discretion.

Sch. B-1

EXHIBIT A-1

______________

SONY ATV MUSIC PUBLISHING

1.	Re:	Notice of Assignment of Income

Gentlepersons:

Reference is made to the Royalty Share Agreement between Dean McIntosh, individually, and any affiliate of himself (collectively, “Seller”), and SongVest. (“Purchaser”), effectively dated Apr 29 2022 15:00 EDT, a form of which is attached hereto as Exhibit “A” (the “Assignment”). Capitalized terms used herein which are not defined herein shall have the meanings ascribed thereto in the Assignment.

As evidenced by the Assignment, Purchaser acquired from Seller, throughout the world, the exclusive right to receive and collect 50% of the Streaming proceeds from Seller’s interest in the Compositions accrued and unpaid and hereafter accruing (the “Assigned Royalties”). Accordingly, from and after Apr 29 2022 15:00 EDT, you are to remit all of the Assigned Royalties, regardless of when earned, to Purchaser, and send them along with any corresponding statements, notices and correspondence to: RoyaltyTraders LLC DBA SongVest of 1053 East Whitaker Mill Rd. Suite 115, Raleigh, NC 27604.

Please confirm your receipt of this notice.

Very truly yours,

/s/ DEAN MCINTOSHH
DEAN MCINTOSHH

A-1